                                                                      EXHIBIT 19

T O  O U R  S H A R E H O L D E R S

Third quarter financial results continued to reflect improvement over the comparable period of last year as Net Income was $3.7 million, $.12 per share, versus $3.0 million, $.09 per share, for the same quarter of 1994. Revenues increased to $68.1 million, from $54.2 million in the third quarter a year ago.

   For the first nine months of this year, Revenues reached $202.5 million, 24 per cent above the $163.1 million total for the similar period of 1994. Correspondingly, Net Income has increased by 45 per cent, to $12.0 million, $.38 per share, as compared to $8.3 million, $.25 per share, for the first three quarters of 1994.

   The year-over-year Revenue growth for the nine-month period is primarily the result of increases at the Drilling Systems and Shaffer Divisions, together with the impact of the Thule Rigtech operation, which was acquired in November of last year. Drilling Systems' Revenues were $74.1 million for the first nine months of this year, as compared to $54.5 million a year ago; and Shaffer's increased to $45.1 million, from $36.8 million last year. Thule Rigtech has contributed Revenues of $8.3 million during the first three quarters of this year.

   The two principal factors which have influenced Revenue growth are an increased market acceptance of mechanized and automated pipe racking systems, and the upgrading of many semi-submersible rigs, particularly to accommodate drilling in greater water depths. Sales of pipe racking systems accounted for roughly half of the Drilling Systems' Revenue growth; and the increase at Shaffer is tied primarily to the upgrading and refurbishment of pressure control equipment, motion compensation devices and related equipment for semi-submersibles.

   Our outlook remains positive, as reflected in the continued strength of incoming orders. For the third quarter, orders totaled $67.8 million, as compared to $58.6 million in the third quarter of 1994 and $64.6 million in the second quarter of this year. Backlog increased to $60.8 million at September 30, 1995, from $39.2 million as of the same date one year ago.

    Industry conditions are little changed since our report to you at the end of the second quarter. Oil prices were generally in the $17-$18 per barrel range during the past three months; and natural gas prices continued to hover around $1.50 per million BTU, before temporarily spiking up during late September in response to concerns about weather-related supply disruptions in the Gulf of Mexico.

    Likewise, recent trends in drilling activity are largely unchanged. The U.S. rig count increased seasonally during the third quarter but remains below the comparable period of last year. Conversely, the international rig count continues to be somewhat above the year-ago level. A particular bright spot for Varco is the offshore drilling market, as the utilization of mobile offshore rigs reached its highest level in more than ten years during the third quarter. The result is improved cash flow for our most important customers, the offshore drilling contractors, and a greater incentive and ability on their part to upgrade their rigs with the kinds of equipment Varco supplies.

    With the final months of 1995 upon us, we are pleased with the continued growth in revenue and profits that we have achieved. As we begin to look ahead to 1996 it appears that the potential exists to demonstrate further improvement. To capitalize on that opportunity we must continue to effectively execute those strategies that have served us well in recent years.

    We appreciate your continued support.


Walter B. Reinhold            George I. Boyadjieff
Chairman                      President and Chief Executive Officer

November 3, 1995

CONDENSED CONSOLIDATED
BALANCE SHEETS
(UNAUDITED)

(in thousands)                                     September 30,  December 31,
                                                            1995          1994
CURRENT ASSETS
Cash and cash equivalents                               $  7,652      $  8,793
Short term investments                                                  29,832
Receivables (net)                                         56,472        52,250
Inventories                                               73,279        60,299
Other                                                      8,727         7,603
------------------------------------------------------------------------------
   Total Current Assets                                  146,130       158,777
Property, plant and equipment at cost,
 less accumulated depreciation                            50,965        49,807
Cost in excess of net assets acquired                     36,768        37,529
Other assets                                              12,122        11,528
------------------------------------------------------------------------------
Total Assets                                            $245,985      $257,641
==============================================================================

CURRENT LIABILITIES
Accounts payable                                        $ 21,481      $ 15,345
Other liabilities                                         25,718        21,090
Current portion of long-term debt                         10,000        10,000
------------------------------------------------------------------------------
   Total Current Liabilities                              57,199        46,435
Long-term debt                                            29,524        39,349
Other non-current liabilities                              7,914         8,129
------------------------------------------------------------------------------
Total Liabilities                                         94,637        93,913

SHAREHOLDERS' EQUITY
Common Stock
 and additional paid-in capital                         $123,978      $125,897
Retained earnings                                         27,370        37,831
------------------------------------------------------------------------------
Total Shareholders' Equity                               151,348       163,728
------------------------------------------------------------------------------
Total Liabilities and
 Shareholders' Equity                                   $245,985      $257,641
==============================================================================

V A R C O  I N T E R N A T I O N A L ,  I N C.  A N D  S U B S I D I A R I E S

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(UNAUDITED)

(in thousands)                                 Nine Months Ended September 30,
                                                            1995          1994
OPERATING ACTIVITIES
Net income                                              $ 11,997      $  8,270
Depreciation and amortization                              9,239         8,126
Increase (decrease) in operating
 cash flows:
  Receivables                                             (4,222)       (4,419)
  Inventories                                            (12,980)       (6,500)
  Accounts payable                                         6,136          (230)
  Interest payable                                           917         1,123
  Other                                                    2,678        (3,037)
------------------------------------------------------------------------------
    Net cash from
      operating activities                                13,765         3,333
------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Short-term investments                                  29,832        (2,906)
  Equipment purchases                                    (10,657)       (8,457)
  Proceeds from equipment sales                              402           112
  Other                                                      463          (554)
------------------------------------------------------------------------------
    Net cash from (used in)
      investing activities                                20,040       (11,805)
------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repurchase of Common Stock                               (26,343)       (1,067)
Payment on long-term debt                                (10,000)
Other                                                      1,397           673
------------------------------------------------------------------------------
  Net cash (used in) financing activities                (34,946)         (394)
------------------------------------------------------------------------------
Net change in cash and cash equivalents                   (1,141)       (8,866)
------------------------------------------------------------------------------
Cash and cash equivalents at
 beginning of year                                         8,793        22,560
------------------------------------------------------------------------------
Cash and cash equivalents at
 end of quarter                                         $  7,652      $ 13,694
==============================================================================

V A R C O  I N T E R N A T I O N A L ,  I N C.  A N D  S U B S I D I A R I E S

CONDENSED CONSOLIDATED
STATEMENTS OF INCOME
(UNAUDITED)
(in thousands, except per share data)

                                       Three Months Ended      Nine Months Ended
                                            September 30,          September 30,
                                         1995        1994       1995        1994
REVENUES
Net sales                            $ 61,507   $ 47,666    $182,776    $144,354
Rental income                           6,313      5,998      18,607      17,158
Other income                              233        584       1,102       1,569
--------------------------------------------------------------------------------
                                       68,053     54,248     202,485     163,081
--------------------------------------------------------------------------------

COSTS AND EXPENSES
Cost of sales                          41,115     30,004     119,256      92,718
Cost of rental income                   1,925      1,858       5,543       5,286
Selling, general and
 administrative
 expenses                              15,235     13,583      45,870      39,590
Research and
 development costs                      3,302      2,720       9,837       8,799
Interest expense                        1,019      1,219       3,512       3,558
--------------------------------------------------------------------------------
                                       62,596     49,384     184,018     149,951
--------------------------------------------------------------------------------
Income before
 income taxes                           5,457      4,864      18,467      13,130
Provision for
 income taxes                           1,776      1,856       6,470       4,860
Net income                           $  3,681   $  3,008    $ 11,997    $  8,270
================================================================================
Net income per
 share of
 Common Stock                        $    .12   $    .09    $    .38    $    .25
================================================================================
Shares used to
 calculate earnings
 per share                             30,640     33,546      31,911      33,527
================================================================================

NOTE:
These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1994.

V A R C O   I N T E R N A T I O N A L,  I N C.  A N D  S U B S I D I A R I E S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS
Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased in the first nine months of 1995 to an average of approximately 1,697 from an average of approximately 1,740 during the same period in 1994. North American drilling activity declined approximately 7% to an average of approximately 941 rigs. International drilling activity increased by 3% to an average of approximately 756 as compared to 733 in the first nine months of 1994. The average number of offshore rigs under contract increased slightly year-over-year and offshore rigs under contract during the month of September was at its highest level since December 1993.

  Both increased international drilling and the recent increase in offshore drilling activity are positive to the Company. Generally, international rigs offer a higher revenue potential to the Company than those operating in North America and offshore rigs, which are generally more costly to operate, are more likely to spur investment in the Company's newer technology products.

ACQUISITION

On November 30, 1994 the Company acquired all of the outstanding shares of Rig Technology Limited ("Thule Rigtech"), a company incorporated in Scotland, for a cost of approximately $9.0 million. Thule Rigtech provides equipment and systems used in the handling, mixing, transport and conditioning of drilling fluids and operates as the Company's Thule Rigtech Division.

RESULTS OF OPERATIONS
Set forth below are the net orders and revenues for the Company's five operating divisions:

                        Three months ended Sept. 30, Nine months ended Sept. 30,
                               1995             1994           1995         1994
NET ORDERS
Varco Drilling Systems      $23,693          $26,631       $ 71,099     $ 62,649
Varco BJ Oil Tools           10,348            9,116         31,452       31,868
Martin-Decker/TOTCO
 Instrumentation             14,406           13,032         43,585       38,699
Shaffer                      17,180            9,838         55,239       35,174
Thule Rigtech                 2,176                           7,972
--------------------------------------------------------------------------------
Total                       $67,803          $58,617       $209,347     $168,390
================================================================================

REVENUES
Varco Drilling Systems      $24,023          $17,037       $ 74,051     $ 54,481
Varco BJ Oil Tools           11,062           10,095         31,292       30,880
Martin-Decker/TOTCO
 Instrumentation             13,860           13,681         42,687       39,364
Shaffer                      16,593           12,851         45,098       36,787
Thule Rigtech                 2,282                           8,255
--------------------------------------------------------------------------------
Total                       $67,820          $53,664       $201,383     $161,512
================================================================================

Incoming orders and revenues for the first nine months of 1995 increased by 24.3% and 24.7%, respectively, as compared to the same period of 1994. These increases are primarily due to increases in products used on offshore drilling rigs, particularly those of the Shaffer and Drilling Systems Divisions, and to the inclusion of Thule Rigtech, which was acquired in November of 1994.

    The Shaffer Division totals include increases in orders to upgrade several offshore rigs with pressure control and motion compensation equipment. The Drilling Systems totals include orders to equip five new offshore platform rigs with our newer technology pipe handling equipment. These orders totaled approximately $14.6 million and include both horizontal and vertical racking systems. Similar orders for the first nine months of 1994 totaled approximately $5.4 million.

    The decline in 1995 third quarter Drilling Systems orders as compared to the third quarter of 1994 is due to a decline in Top Drive unit orders from 12 to
7. For the first nine months of 1995 Top Drive unit orders totaled 26 as compared to 32 in the same period of 1994.

    The Company has also experienced increases in orders and revenue from the sales and rental of its TOTAL product line. All of the revenue increases at Martin-Decker/TOTCO is from increased TOTAL sales and rentals.

    At September 30, 1995 the Company's backlog of unshipped orders was approximately $60.8 million as compared to $52.8 million at December 31, 1994. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that most of the backlog will be shipped by December 31, 1995.

    Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first nine months of 1995 was 38.0%, compared to a gross margin of 39.3% for the same period in 1994. Gross margin for the third quarter 1995 decreased to 36.5% from 40.6% in the third quarter 1994. The decline in margin in the third quarter of 1995 as compared to third quarter 1994 is due to the increase in Shaffer's revenues, which generate lower margins than the combined gross margin of the other divisions and due to lower than average margins on new products of Drilling Systems. These factors each accounted for approximately half of the decline in gross margin for the third quarter 1995 as compared to the third quarter 1994. The above factors also impacted the nine month gross margin but were partially offset by a favorable impact of 1.5% resulting from the increased utilization of the Company's manufacturing facilities. The Company estimates that based upon direct labor hours (based upon a two shift operation) its manufacturing facilities were approximately 90% utilized during the first nine months of 1995 as compared to only 75% utilization during the same period of 1994. The effect of this higher utilization has been to increase the percentage of manufacturing expenses allocated to inventory and decrease expenses charged directly to cost of sales.

    The Company believes that new product development is a significant factor for the future of the Company. During the first nine months of 1995 the Company spent $9.8 million or 4.9% of revenues on new product development. This compares to $8.8 million or 5.4% of revenues during the same period in 1994.

    Primarily as a result of activities related to the increased revenues selling, general and administrative expenses have increased in 1995 when compared to similar periods in 1994. However, as a percent of revenues, selling, general and administrative expenses are down year-to-year. For the first nine months of 1995 this percent was 22.7% and it compares to 24.3% for the same period of 1994.

    Overall Company employment at September 30, 1995 was 1,572

(including 219 temporary employees) which compares to 1,390 (including 203 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees and the addition of 37 Thule Rigtech employees.

    The effective tax rate for the first nine months of 1995 was 35% as compared to 37% for 1994. The decreased tax rate is primarily due to recording a credit for a foreign tax loss carryforward.

LIQUIDITY AND CAPITAL
RESOURCES
At September 30, 1995 the Company had cash and cash equivalents of $7.7 million as compared to $38.6 million of cash and cash equivalents and short term investments at December 31, 1994. This decline is due to the Tender Offer and the Senior Note payment, discussed below.

    On March 24, 1995, the Company commenced a "Dutch Auction" type tender offer (the "Tender Offer") to purchase up to 5,300,000 shares of its Common Stock at a purchase price not greater than $8.00 per share nor less than $6.75 per share. Pursuant to the Tender Offer, which terminated on April 21, 1995, the Company purchased 3,150,560 shares of its Common Stock at a purchase price of $8.00 per share. The aggregate cost to the Company of the Tender Offer, including expenses, was approximately $26.2 million, which was funded from cash and cash equivalents and short term investments.

    In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit the Tender Offer and amended certain financial covenants to take into account the effect of the consummation of the Tender Offer. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at September 30, 1995 the prepayment penalty would have been approximately $2.3 million.

    On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) to amend certain covenants to permit the Tender Offer and to take into account the effect of the consummation of the Tender Offer on certain financial ratios. At September 30, 1995 there were no advances outstanding and $2.9 million in letters of credit outstanding under this facility.

    Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to the March 17, 1995 amendment to the Credit Agreement discussed above, the Company may repurchase at any time prior to December 31, 1995 shares of its Common Stock for an aggregate cost not exceeding $50.0 million including shares purchased pursuant to the Tender Offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

    On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6 million (the "Repurchase Program"). On May 26, 1995 the Company announced an increase and extension of the above Repurchase Program. The total number of shares authorized for repurchase was increased to 1,500,000; the maximum aggregate purchase price was increased to $11.0 million and the purchase period was extended through December 31, 1996. This additional authorization is subject to approval by the Company's lenders. To date the Company has repurchased on the open market 436,500 shares of its Common Stock at an average price of approximately $7.53 per share. The last such purchase was on November 2, 1995.

    At September 30, 1995 the Company's working capital was $88.9 million as compared to $112.3 million at December 31, 1994 and its current ratio was 2.6 to
1.0 as compared to 3.4 to 1.0 at December 31, 1994. Long-term debt as a percent of total capitalization was 16% at September 30, 1995 as compared to 19% at December 31, 1994. The decrease in working capital and current ratio is due to the completion of the Tender Offer. The decline in long-term debt as a percent of total capitalization is due to the June 30 principal payment made on the Senior Notes.

    The Company's capital expenditures during the first nine months of 1995 were $10.7 million. For all of 1995 the Company's expects capital expenditures to be approximately $13.6 million. These expenditures compare to capital expenditures of $8.6 million in 1994. The Company believes its revolving credit facility and its cash and cash equivalents will be sufficient to purchase additional shares pursuant to the Repurchase Program and to meet its capital expenditures and operating cash needs in 1995 and 1996.

INVESTOR CONTACT
Richard A. Kertson
Vice President -- Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92668
Tel (714) 978-1900
Fax (714) 937-5029

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